FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: January 23, 2007	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

PlayboyGaming.Com, Parbet and Betsafe launched on

CryptoLogic-developed poker network

January 23, 2007 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, launched three new brands last week on its WagerLogic subsidiary’s European-focused poker network: the eagerly anticipated PlayboyGaming.Com, and two of Scandinavia’s most popular poker sites, Parbet.com and Betsafe.com.

“The launch of these sites demonstrates CryptoLogic’s commitment to players in Europe and other key global markets outside the US to continue to build on a highly liquid platform through exciting, high-growth gaming brands,” said AJ Slivinski, WagerLogic’s Managing Director. “We welcome PlayboyGaming.Com, Parbet and Betsafe to our growing poker roster.”

“The launch of these three sites in January brings to five the number of new poker sites that have joined our poker network since December, and demonstrates CryptoLogic’s success in aggressively pursuing new non-U.S. licensees for the network—already one of the world’s largest. These players now have access to the increased liquidity and market-leading game innovation offered on the CryptoLogic-developed network,” said Lewis Rose, CryptoLogic’s President and CEO.

CryptoLogic’s software will power the Playboy Internet poker site for three years on an exclusive basis, and will target non-US markets only. Similarly, the CryptoLogic-developed network will be the exclusive engine behind Betsafe Poker for three years. CryptoLogic recently announced purchase and licensing agreements with third parties with respect to the Parbet brand and poker assets, both of which closed last week.

The PlayboyGaming.Com site will offer unique ‘money can’t buy’ promotions for players, including PlayboyGaming.Com merchandise and invitations to special events, such as trips to the legendary Playboy mansion. It brings a new dimension to this global brand that already markets 21 local editions of its magazine, provides wireless content in 30 countries and offers Playboy-branded products in more than 25,000 retail outlets around the world. The Playboy name and brand also brings substantial marketing power to further enhance the poker network’s overall liquidity.

“Both Parbet and PlayboyGaming.Com reflect our strategy to better control the success of the online gaming properties using our software,” added Rose. “With Parbet, we own the brand, database and related assets and with PlayboyGaming.Com, our group will provide marketing support services, as we have so successfully done for the InterPoker and InterCasino brands.”

Through the new sites, Scandinavian and European players and others can now reap the benefits of a highly liquid, safe, secure gaming environment.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-

TEL (416) 545-1455 FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the NASDAQ Global Select Market (symbol: CRYP), and the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact:

CryptoLogic (416) 545-1455	Argyle Rowland Communications (416) 968-7311 (North American media)
Ken Wightman Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

PlayboyGaming.Com 312-373-2447 Linda Marsicano	Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.